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BEM | books & more

Bookstore

Brooklyn, NY 11216
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $15,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
BEM | books & more is seeking investment to grow our team to expand operations and prepare to open a permanent brick & mortar home in Bed-Stuy, Brooklyn.
First LocationGenerating RevenueOperating Pop-ups
OUR STORY

BEM | books & more is a literary destination at the intersection of food and Blackness. Established by two sisters in January 2021 as an online bookstore, we are proud to serve as a home for readers, writers, cooks, and eaters passionate about Black cultures in all their diversity. Taking an expansive approach to the nexus of food, literature, and culture, BEM celebrates Black food by bringing works of fiction, nonfiction and poetry for readers of all ages into conversation with cookbooks and culinary studies to explore how what feeds us defines us.

THE TEAM
Gabrielle Davenport
Co-Founder

Gabrielle is an Oakland-raised, Brooklyn-based curator & creative producer whose work centers on forging community through music and food. She has programmed performance for tiny clubs and large-scale venues alike since 2015. As part of the curatorial team at the BRIC Celebrate Brooklyn! Festival, she is proud to introduce early-career and local artists to 200,000+ fans every summer alongside living legends across genres.

Gabrielle is also the former board chair of the Central Brooklyn Food Coop, a Black food sovereignty organizing project. Other producing credits include Yemandja with Angélique Kidjo, The Kennedy Center, Joe's Pub, and the Mile-Long Opera. She graduated with honors from Barnard College with a BA in Africana Studies and a minor in Spanish & Latin American Cultures.

Danielle Davenport
Co-Founder

Danielle is a Brooklyn-based actor and writer who has worked at theaters including The Public Theater, Playwrights Horizons, Lincoln Center Theater, Theater for a New Audience, New York Theater Workshop, The Civilians, Clubbed Thumb, INTAR, New York Stage and Film, MCC, The Lark, Playwrights' Realm and others, with favorite performance credits including An Octoroon (Theater for a New Audience/Soho Rep), Men on Boats (Playwrights Horizons/Clubbed Thumb), Neighbors (The Public Theater), Adoration of the Old Woman (INTAR) and Be the Death of Me (The Civilians). Film and television credits include Blue Bloods (CBS), The Blacklist (NBC), Power (Starz), Sneaky Pete (Amazon), Netflix's Unbreakable Kimmy Schmidt and Master of None, HBO's High Maintenance and Boardwalk Empire, The Breaks (VH1) and others.

Current and recent writing projects include a television pilot set in the world of reproductive justice and developed during New York Stage and Film's Filmmakers' Workshop and co-authoring an article on microaggressions in simulated legal practice published in the Villanova Law Review.

Fluent in Spanish, French and Portuguese, she is a member of Phi Beta Kappa, a Mellon fellow, an Experiential Learning Lab fellow at the NYU School of Law, and graduated summa cum laude from Barnard College with a B.A. in Theater (Honors) and Comparative Literature and Society with a focus on the African diaspora in Latin America and the Caribbean.

Alongside her creative pursuits, she's accumulated experience as a communications consultant; a freelance tutor, editor, and translator; and in a number of NYC restaurants.

There's a cultural revolution afoot, and the people must be well-fed and well-read to get down.
OUR VISION

As the nation's first Black food bookstore, we'll continue expanding our online presence while creating a physical space to celebrate, explore, and honor the Black culinary literary tradition. BEM | books & more will feature hundreds of titles, a vibrant cafe/wine bar, a test kitchen, and curated programming that centers food as an entry point to the full breadth of Black culture.

OUR PLAN

We're raising money now to expand our team, revamp our website, and fuel our growth. In short order, we'll launch a second, more substantial raise for real estate and buildout in anticipation of a spring 2023 opening.

First year revenues totaled just under $25K. This year, by increasing brand awareness and leveraging strategic partnerships, we're on target for revenues of $150K -- a 600% increase.
Selling in person has been a key driver of our growth.
Marketing and operations support will allow us to continue to build our community, to sell in-person through the holiday season, and to respond to new opportunities.
Investing in digital marketing and improving user experience of BEMbrooklyn.com – especially in terms of searchability and support for increased curation and engagement – will allow us to grow our online business.
JAN 2021
Launch

opened BEMbrooklyn.com online

NOV-DEC 2021
Bed-Vyne Brew Holiday Pop-Up

ran 6-week Holiday Pop-Up at beloved neighborhood bar

FEB 2022
Guest Editors at the Kitchn

tapped for Black History Month package on plant-based eating across the African diaspora

FEB-JULY 2022
Museum of Food & Drink (MOFAD) Exhibition Shop

collaborating with NYC museum to run exhibition shop for 'African/American: Making The Nation's Table'

JUNE-AUG 2022
BRIC Celebrate Brooklyn! Festival

operating first ever onsite bookstore at iconic summer music festival in Prospect Park

JULY 2022
First Capital Raise | Personnel + Operations

hire key marketing and operations roles to expand capacity and accelerate growth

AUG 2022
Website Redesign

launch updated BEMbrooklyn.com to increase e-commerce sales

FALL 2022
Second Capital Raise | Brick & Mortar

raise funds to secure lease and build out brick & mortar home

OCT 2022

Sign Lease

sign commercial lease for permanent home in Bed-Stuy

NOV-DEC 2022
2022 Holiday Pop-Up

continue momentum from summer pop-ups and capitalize on seasonality of book retail

SPRING 2023
Open Brick & Mortar

open first BEM | books & more location!

Previous
Next
This is a preview. It will become public when you start accepting investment.
600%
Year 1 Growth
$150,000
Projected Annual Revenue
PRESS
Power, Autonomy, and Richness: The Legacy of Plant-Based Eating in the African Diaspora

Essay by: Danielle and Gabrielle Davenport

The Publishing World Is Finally Embracing Black Cookbooks

An industry-wide reckoning last summer led to growing publisher interest in books about the African diaspora and its foodways. But Black authors, editors, and booksellers have long been doing the work.

Resolve to Read: An Expert Guide to Meeting Your Literary Goals in 2022

Become the bookworm you always wanted to be.

How to Win the Entertaining Game This Holiday Season

Whether you’re gifting a collection of literary-inspired recipes or serving guests a cocktail from a compendium of jewel-toned drinks, these are the cookbooks that will keep spirits soaring.

Thrillist's Weekend Guide to NYC - 12/16/21

Listen to this episode from Thrillist's Weekend Guide to NYC on Spotify. Sip on a Trix-infused milkshake/hot cocoa hybrid; Find a new cookbook at a seasonal pop-up; Watch the 1947 rendition of Nightmare Alley.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Website Revamp $2,000
Key Growth Personnel $12,100
Mainvest Compensation $900
Total $15,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $150,000 $322,500 $345,075 $362,329 $373,262
Cost of Goods Sold $73,568 $158,171 $169,243 $177,705 $183,036
Gross Profit $76,432 $164,329 $175,832 $184,624 $190,226

EXPENSES

Rent $6,000 $30,000 $30,000 $30,000 $30,000

Utilities $0 $6,000 $6,150 $6,303 $6,460

Other Administrative Expenses $18,040 $24,000 $24,600 $25,215 $25,845

Salaries $17,000 $60,000 $61,500 $63,037 $64,612

Operating Profit $35,392 $44,329 $53,582 $60,069 $63,309

This information is provided by BEM | books & more. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $15,000

Maximum Raise $50,000

Amount Invested $0

Investors 0

Investment Round Ends September 9th, 2022

Summary of Terms

Legal Business Name BEM Brooklyn, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $15,000 invested

1.5×

Investment Multiple 1.3×

Business's Revenue Share 2%-6.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2027

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the BEM | books & more's fundraising. However, BEM | books & more may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of BEM | books & more to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

BEM | books & more operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. BEM | books & more competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from BEM | books & more's core business or the inability to compete successfully against the with other competitors could negatively affect BEM | books & more's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in BEM | books & more's management or vote on and/or influence any managerial decisions regarding BEM | books & more. Furthermore, if the founders or other key personnel of BEM | books & more were to leave BEM | books & more or become unable to work, BEM | books & more (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which BEM | books & more and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, BEM | books & more is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

BEM | books & more might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If BEM | books & more is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt BEM | books & more

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect BEM | books & more's financial performance or ability to continue to operate. In the event BEM | books & more ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither BEM | books & more nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

BEM | books & more will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and BEM | books & more is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although BEM | books & more will carry some insurance, BEM | books & more may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, BEM | books & more could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect BEM | books & more's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of BEM | books & more's management will coincide: you both want BEM | books & more to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want BEM | books & more to act conservative to make sure they are best equipped to repay the Note obligations, while BEM | books & more might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If BEM | books & more needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with BEM | books & more or management), which is responsible for monitoring BEM | books & more's compliance with the law. BEM | books & more will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if BEM | books & more is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if BEM | books & more fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of BEM | books & more, and the revenue of BEM | books & more can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of BEM | books & more to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by BEM | books & more. Mainvest never predicts or projects performance, and has not reviewed or audited this

information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
BEM | books & more isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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